(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy) the second extraordinary general meeting of 2013 of the Company to be held on Thursday, 26 December 2013.

Name[2]
Number of ordinary shares registered in my name[3]
Identity card/passport number[1,4]
Share account number
Mailing address
Telephone number

Signature[5]:	Date:

Notes:

1.	Please delete the option which is not applicable.

2.	Please insert your full name in both English and Chinese in block capital letters.

3.	Please attach a photocopy of proof of ownership of your shares.

4.	Please attach a photocopy of your identity card/passport.

5.	This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.